One Door Studios Entertainment Properties LLC

(a Delaware Series Limited Liability Company)

Audited Consolidated Financial Statements

Period of December 20, 2021 (Inception)

through December 31, 2022

Audited by:



TaxDrop LLC

A New Jersey CPA Company

Financial Statements

One Door Studios Entertainment Properties LLC

Table of Contents

Independent Accountant's Audit Report   FS-3

Financial Statements and Supplementary Notes

    Consolidated Balance Sheet as of December 31, 2022 and December 31, 2021   FS-5

    Income Statement for the period of December 20, 2021 (Inception) through December 31, 2022   FS-6

    Statement of Changes in Members' Equity for the period of December 20, 2021 (Inception) through December 31, 2022   FS-7

    Statement of Cash Flows for the period of December 20, 2021 (Inception) through December 31, 2022   FS-8

    Notes and Additional Disclosures to the Financial Statements as of December 31, 2022 and December 31, 2021   FS-9



Independent Auditor's Report

April 21, 2023
To: Management of OneDoor Studios Entertainment Properties LLC
Attn: Jason Brents, CEO
Re: 2022-21 Financial Statement Audit – OneDoor Studios Entertainment Properties LLC

Report on the Audit of the Financial Statements

Opinion
We have audited the consolidated financial statements of OneDoor Studios Entertainment Properties LLC, which comprise the consolidated balance sheet as of December 31, 2022 and December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the periods then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of OneDoor Studios Entertainment Properties LLC as of December 31, 2022 and December 31, 2021 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of OneDoor Studios Entertainment Properties LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about OneDoor Studios Entertainment Properties LLC's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of OneDoor Studios Entertainment Properties LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about OneDoor Studios Entertainment Properties LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
April 21, 2023

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES LLC.
BALANCE SHEET
As of Years Ended December 31, 2022 and 2021
(Audited)

ASSETS		2022		2021
Current Assets				
Cash and cash equivalents	$	389,434	$	-
Due from related parties		7,024		-
Total Current Assets		**396,458**		**-**
Other Assets		66,325		-
Total Other Assets		**66,325**		**-**
Total Assets	$	**462,783**	$	**-**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities				
Due to Calculated Development	$	176,437	$	-
Due to Members		66,325		-
Other payables		(1,785)		-
Total Current Liabilities		**240,977**		**-**
Long-Term Liabilities		**-**		**-**
Total Liabilities		**240,977**		**-**
MEMBER'S EQUITY				
Capital contributions		942,461		-
Capital contributions receivable		-		-
Retained earnings (Accumulated deficit)		(720,655)		-
Total Member's Equity		**221,806**		**-**
Total Liabilities and Member's Equity	$	**462,783**	$	**-**

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES LLC.
Income Statement
For the Periods December 31, 2022 and 2021
(Audited)

	2022	2021
Revenues	$ -	$ -
Cost of revenues	-	-
Gross profit (loss)	-	-
Operating expenses		
General and administrative	10,496	-
Professional fees	211,432	-
Advertising and marketing	78,495	-
Development Talent	11,146	-
Personnel	330,377	-
Issuance costs	47,123	-
Website development and maintenance	31,136	-
Total operating expenses	**720,655**	-
Net Income (Loss)	**$ (720,655)**	$ -

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES LLC.
STATEMENT OF MEMBER'S EQUITY
For the Periods December 31, 2022 and 2021
(Audited)

	Member Units	Capital Contributions		Capital Contributions Receivable		Retained Earnings/ (Accumulated Deficit)		Total Members' Equity	
Balance as of December 20, 2021 (Inception)	-	$	-	$	-	$	-	$	-
Issuance of Member Units	1		-		-		-		-
Net Income (Loss)	-		-		-		-		-
Balance as of December 31, 2021	1	$	-	$	-	$	-	$	-
Crowdfunding contributions advance	9,425		942,461		-		-		942,461
Net Income (Loss)	-		-		-		(720,655)		(720,655)
Balance as of December 31, 2021	**9,426**	$	**942,461**	$	**-**	$	**(720,655)**	$	**221,806**

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES LLC.
STATEMENT OF CASH FLOWS
For the Periods December 31, 2022 and 2021
(Audited)

	2022	2021
Cash Flows from Operating Activities		
Net Income (Loss)	$ (720,655)	$ -
Changes in operating assets and liabilities:	(1,785)	
Net Cash used in operating activities	**(722,440)**	**-**
Cash Flows from Investing Activities		
Purchase of motion picture options	**(66,325)**	**-**
Net cash used in investing activities	**(66,325)**	**-**
Cash Flows from Financing Activities		
Advances from affiliates	169,413	-
Advances from member	66,325	-
Capital contribution advances	942,461	-
Net cash from financing activities	**1,178,199**	**-**
Net change in cash and cash equivalents	**389,434**	**-**
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	**$ 389,434**	**$ -**

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021
(Audited)

NOTE 1 – NATURE OF OPERATIONS

OneDoor Studios Entertainment Properties LLC, (which may be referred to as the "Company", "we," "us," or "our") develops, produces, and distributes motion pictures. The Company was incorporated in Delaware on December 20, 2021. The Company's headquarters are in Santa Barbara, California.

OneDoor Studios LLC ("1DS LLC") is the sole manager of the Company. The Company is the umbrella/parent LLC which will house future series LLCs for each film as they are formed. Each company will maintain its own books and records.

In January 2022, the Company created Series Calculated Sequels as a series of the Company. In March 2022, the Company and the Manager entered into a Series Agreement setting forth terms specific to the series. In April 2022, the series was converted from a protected series to a registered series under Delaware law and its name was changed to OneDoor Studios Entertainment Properties LLC Series Calculated Sequels ("SCS").

In July 2022, the Company created OneDoor Studios Entertainment Properties LLC Series Messiah ("Series Messiah") and OneDoor Studios Entertainment Properties LLC Series Cyrus ("Series Cyrus"), each as a registered series of the Company. These two entities had no operations or business activities to the date of management's review.

The financials presented are reflective of the balances of the Company and its underlying series LLC as of December 31, 2022 and 2021.

Since inception, the Company has relied on contributions from owners to fund its operations. As of December 31, 2022 the Company has incurred an operating loss and will likely incur losses prior to generating positive retained earnings. During the next twelve months, the Company intends to fund its operations with funding from additional capital raises, (See Note 7) and funds from revenue producing activities, if and when such can be realized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021
(Audited)

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurements as of December 31, 2022 and 2021.

Income Taxes

The Company is taxed as a passthrough entity and is disregarded for federal income tax purposes. No income taxes are levied on the Company, rather such taxes are levied on the individual members. Therefore, no provision or liability for federal income taxes has been reflected in the accompanying financial statements.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. The company is still pre-revenue and has not yet recognized revenue.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021
(Audited)

NOTE 3 – FILM DEVELOPMENT

Thus far, development costs incurred include the balance due to OneDoor Studios LLC (the Company's member/owner) for option fees incurred to acquire the motion picture and series rights to the books SIMULATED and ACTIVATED. These costs are capitalized until the film is ready for amortization, consistent with ASC 926, Entertainment—Films—Other Assets—Film Costs.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company's operations were financed by Calculated Development, LLC, an entity owned by One Door Studios LLC. For the year ended December 31, 2022 Calculated Development paid for Company expenses totaling $176,016. Repayment is expected within the next twelve months.

In June 2022, One Door Studios Entertainment Properties LLC Series Calculated Sequels purchased the motion picture and series rights to the books SIMULATED and ACTIVATED for $66,325 from One Door Studios, LLC.

Due from related parties totaling $7,024 comprises marketing and development talent expenses and accounting fees paid by the Company on behalf of the related parties.

NOTE 5 – EQUITY

The authorized Units that the Company or its Series has authority to issue consist of such number of Units and such class of Units, which may be common, preferred, profits interest, incentive, performance, or other units, whether voting or nonvoting, as determined by the Manager from time to time.

Company Units

The Company is authorized to sell and issue Company Units. Each "Company Unit" represents a voting interest in the Company and is entitled to (A) allocations of Profits and Losses of the Company and Distributions of Distributable Cash of the Company as declared in accordance with this Agreement, and (B) one (1) vote on all matters to be voted upon by the Member(s) of the Company.

Series Membership Units

Each Series is authorized to sell and issue Membership Units. Each "Membership Unit" represents a voting interest in an applicable Series and is entitled to (A) allocations of Profits and Losses of such Series and Distributions of Distributable Cash of such Series as declared in accordance with this Agreement and/or the applicable Series Agreement for such Series, and (B) one (1) vote on all matters to be voted upon by such Series' Voting Member(s).

Series Profits Units

Each Series is authorized to sell and issue Profits Units. Each "Profits Unit" represents a non-voting, solely economic interest in an applicable Series, and is entitled to only allocations of Profits and Losses of such Series and Distributions of Distributable Cash of such Series as declared in accordance with this Agreement and/or the applicable Series Agreement for such Series.

As of December 31, 2022, the Company has 1 Company Unit issued and outstanding to One Door Studios, LLC and received advances for Class CF SCS series profit units in totaling $942,461.

As of December 31, 2021, the Company has issued 1 Company Unit to One Door Studios, LLC.

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021
(Audited)

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 7 – SUBSEQUENT EVENTS

Amendment to the Company's Limited Liability Company Agreement and the Series Agreement of SCS

In January 2023, the Company amended and restated the Series Agreement of SCS to (1) reclassify its Profits Units issued in its Crowdfunded Offering as Class CF Profits Units of which 9,424.61 of such units are authorized, (2) to create an additional class of Profits Units, Class A Profits Units, and authorize 150,000 of such units and (3) to make certain clarifying amendments to provisions of the Series Agreement.

In January 2023, the Company amended and restated its limited liability company agreement to make certain clarifying amendments.

Regulation A Offering

The Company intends to offer additional Class A Profit Units up to $15,000,000 or 150,000 units pursuant to Regulation A under the Securities Act (the "Regulation A Offering").

The Company's Series Regulation A funding offering will be made through the company website, OneDoorStudios.com.

No Class A Profits Units have been issued to date.

Management's Evaluation

Management has evaluated subsequent events through April 21, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.